Federated Funds

Fidelity Bond Filing

Contents of Submission:

1)(a)                      Copy of the Financial Institution Investment Company AssetProtection Bond (“Bond”) received on January 8, 2010 for filingas required by Rule 17g-1(g)(B)(i);*

  (b)                      Copy of the National Union Fire Insurance Company of Pittsburgh,PA Follow Form Bond (“Bond”) received on January 20, 2010 forfiling as required by Rule 17g-1(g)(B)(i);

2)           Copy of the resolutions of a majority of the Funds’ Board and ofthe Executive Committee of the Funds’ Board, respectively,approving the amount, type, form and coverage of the Bond, and the portion of the premium to be paid by such company as required by Rule 17g-1(g)(B)(ii);*

3)           Copy of a statement showing the amount of the single insured bondwhich each investment company would have provided and maintainedhad it not been named as an insured under a joint insured bond;*

4)           As required by Rule 17g-1(g)(B)(iv), the period for whichpremiums have been paid is October 1, 2009 to October 1, 2010;and

5)           Copy of the amendment, received October 21, 2009, to theagreement between the investment company and all of the othernamed insureds as required by Rule 17g-1(g)(B)(v).**

*           Incorporated by reference to the Fidelity Bond filing submitted on January 15, 2010.

**           Incorporated by reference to the Fidelity Bond filing submitted on October 23, 2009.

National Union Fire Insurance Company of Pittsburgh, Pa.

EXECUTIVE OFFICES
175 Water Street
New York, NY. 10038
 Member Company
American International Group

January 11, 2010

Direct Line: (212) 458-2954

JILL BERUBE
MARSH USA, INC
1166 AVENUE OF THE AMERICAS
NEW YORK, NY.  3712

RE:           FEDERATED INVESTORS, INC.

Policy No.: 01-233-47-71

Dear Jill:

Enclosed please find the original and one copy of the policy and/or endorsement(s) for the captioned account.

If you have any questions, please feel free to contact me at the above listed number.

Very truly yours,

NICHOLAS SHATRAW
Underwriter
Executive Liability

Enc.

                                      AMERICAN INTERNATIONAL COMPANIES®

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.

A Capital Stock Company

175 Water Street, New York, New York 10038

FOLLOW FORM BOND
DECLARATIONS

BOND NUMBER:  01-233-47-71

ITEM 1.	NAMED INSURED:	FEDERATED INVESTORS, INC.

ADDRESS:                                1001 LIBERTY AVE
PITTSBURGH, PA  15222-3727

ITEM 2.                      BOND PERIOD:                                From           October 1, 2009  to   October 1, 2010   at
12:01 A.M. Standard Time at the Address of the Named Insured shown above

ITEM 3.	LIMIT OF LIABILITY:	$16,666,666 Excess of $25,000,000 in the Aggregate of $16,666,666 (see Rider 4)

ITEM 4.	SCHEDULE OF PRIMARY UNDERLYING EXCESS POLICIES (HEREIN COLLECTIVELY THE "UNDERLYING PROGRAM"):

Primary Policy ("herein "Primary Policy)

Bond Insurer:                                 FEDERAL INSURANCE COMPANY
Bond No:                      81948005
Term:                                October 1, 2009 to  October 1, 2010
Limit:                      $15,000,000

Underlying Primary Bond

A)	Bond Insuer: Great American Insurance Group
B)	Bond No.: 234-61-50-02
         C)  Term:                                October 1, 2009  October 1, 2010
D)	Limit:	$10,000,000 Excess of $15,000,000

7273193

63674(10/95)

ITEM 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto:
#1, #2, #3, #4, #5, #6, #7

ITEM 6.
The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy (ies) No (s) 01-251-78-05 such termination or cancellation to be effective as of the time this bond becomes effective.

SECRETARY                                                                                     PRESIDENT

AUTHORIZED REPRESENTATIVE

 ___________________________                                                                       _______________________________________
COUNTERSIGNATURE                                                           DATE                                               COUNTERSIGNED AT

JILL BERUBE
       MARSH USA, INC.
1166 AVENUE OF THE AMERICAS
NEW YORK, NY 10036-3712

7273193

63674(10/95)

PENNSYLVANIA
ADDENDUM TO THE DECLARATIONS - COMPANY ADDRESSES

Unless otherwise noted in the Policy, all correspondence should be sent to the companies'
administrative offices at 70 Pine Street, New York, New York 10270.

AIU INSURANCE COMPANY
70 Pine Street
New York, NY 10270

AMERICAN HOME ASSURANCE COMPANY
70 Pine Street
New York, NY 10270

AMERICAN INTERNATIONAL SOUTH INSURANCE COMPANY
2704 Commerce Drive, Suite B
Harrisburg, PA, 17110

AIG CASUALTY COMPANY
2704 Commerce Drive, Suite B
Harrisburg, PA, 17110

COMMERCE AND INDUSTRY INSURANCE COMPANY
70 Pine Street
New York, NY 10270

GRANITE STATE INSURANCE COMPANY
2704 Commerce Drive, Suite B
Harrisburg, PA, 17110

ILLINOIS NATIONAL INSURANCE CO.
300 South Riverside Plaza, Suite 2100
Chicago, Illinois 60606

THE INSURANCE COMPANY OF THE STATE OF PENNSYLVANIA
2704 Commerce Drive, Suite B
Harrisburg, PA, 17110

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
2704 Commerce Drive, Suite B
Harrisburg, PA, 17110

NEW HAMPSHIRE INSURANCE COMPANY
2704 Commerce Drive, Suite B
Harrisburg, PA, 17110

The policy will be issued by one of the companies listed on the Declarations page.

72630 (1/07)

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.

A CAPITAL STOCK COMPANY
1750 CNG Tower, Pittsburgh, PA  15222
EXECUTIVE OFFICES:  70 PINE STREET, NEW YORK, NY  10270-0150

FOLLOW FORM BOND

Various provisions in this bond restrict coverage.  Read the entire bond carefully to determine rights, duties and what is and is not covered.

Throughout this bond, the words “you” and “your” refer to the Named Insured as shown in Item 1 of the Declarations.  The words “we”, “us” and “our” refer to the Company providing this insurance.

In consideration of the payment of the premium and in reliance upon the statements in the Declarations and in the Application, we agree with you to provide coverage as follows:

INSURING AGREEMENT

I.           Coverage

A.
We will pay on your behalf the Ultimate Net Loss in excess of the Underlying Bond as shown in Item 4 of the Declarations, but only up to an amount not exceeding our Limit of Liability as shown in Item 3 of the Declarations and only after the issuers of the Underlying Bond have paid or have been held liable to pay the full amount of limits of insurance of the Underlying Bond.  Except for the terms, definitions, conditions and exclusions of this bond, the coverage provided by this bond shall follow the terms, definitions, conditions and exclusions of the Underlying Bond as shown in Item 4 of the Declarations.

B.
The Limit of Liability shown in Item 3 of the Declarations states the most we will pay regardless of the number of Insureds, claims made or suits brought or persons or organizations making claims or bringing suits.

II.	Definition

A.	Ultimate Net Loss

The term “Ultimate Net Loss” means the amount payable in settlement of the loss of the Insured after making deductions for all recoveries and for other valid and collectible bonds, excepting however the Underlying Bond shown in Item 4 of the Declarations.

63675(10/95)

III.	Conditions

A.	Maintenance of Limit of Liability of Underlying Bond

The limit of liability of the Underlying Bond shall be maintained in full force and effect during the period of this bond.  Under no circumstances, including but not limited to bankruptcy, insolvency or inability to pay at the issue of the Underlying Bond, will we drop down and replace the Underlying Bond or assume any obligation of the Underlying Bond.

If you fail to comply with this requirement, we will only be liable to the same extent that we would have been had you fully complied with this requirement.

B.	Cancellation

1.	You may cancel this bond. You must mail or deliver advance written notice to us stating when the cancellation is to take effect.

2.
We may cancel this bond.  If we cancel because of non-payment of premium, we must mail or deliver to you not less than ten (10) days advance written notice stating when the cancellation is to take effect.  If we cancel for any other reason, we must mail or deliver to you not less than ninety (90) days advance written notice stating when the cancellation is to take effect.  Mailing that notice to you at your mailing address shown in Item 1 of the Declarations will be sufficient to prove notice.

3.	The bond period will end on the day and hour stated in the cancellation notice.

4.	If we cancel, earned premium will be calculated pro rata based on the time this bond was in force.

5.	If you cancel, earned premium will be calculated based on short rate tables.

6.
The first Named Insured in Item 1 of the Declarations shall act on behalf of all other Insureds with respect to the giving and receiving of notice of cancellation and the receipt of any refund that may become payable under this bond.

7.	Any of these provisions that conflict with a law that controls the cancellation of the insurance in this bond is changed by this statement to comply with that law.

63675(10/95)

C.	Cancellation of Underlying Bond

This bond is canceled upon cancellation of the Underlying Bond.  You must promptly notify us of the cancellation of the Underlying Bond.  Such notice must be made when you send a notice of cancellation of the Underlying Bond to, or when you receive such notice from, the issuer of the Underlying Bond.

D.	Changes to Underlying Bond

You must promptly notify us of any changes to the Underlying Bond which are made after its inception date.  Any changes made to the Underlying Bond after its inception shall not affect the terms and conditions of this bond, which shall continue to apply as though no change had been made to the Underlying Bond.

E.	Notice of Claim or Loss

You must notify us in writing as soon as practicable when you become aware of any claim or loss under the Underlying Bond or any bond which may give rise to any claim or loss under this bond.

F.	Payment of Premium

The first Named Insured shown in Item 1 of the Declarations shall be responsible for payment of all premiums when due.

In Witness Whereof, we have caused this bond to be executed and attested, but this bond shall not be valid unless countersigned by one of our duly authorized representatives, where required by law.

SECRETARY                                                                                                PRESIDENT

63675(10/95)

RIDER #1

This rider, effective         12:01 am   October 1, 2009                      forms a part of
Bond number 01-233-47-71
Issued to   FEDERATED INVESTORS, INC.

By National Union Fire Insurance Company of Pittsburgh, Pa.

RELIANCE UPON OTHER CARRIER’S APPLICATION

In granting coverage under this policy, it is agreed that the Insurer has relied upon the statements and representations contained in the below referenced application (including materials submitted thereto and, if such application is a renewal application, all such previous policy applications, and their attachments and materials, for which this policy is a renewal or succeeds in time) as being accurate and complete. It is further understood and agreed that the Organization and the Insureds warrant and represent to the Insurer that the statements and representations made in such application were accurate on the date such representations and statement were so given and that in connection therewith the Insureds hereby reaffirm each and every statement made in our application to Chubb Group of Insurance Companies as accurate as of October 1, 2005 as if it was made to the Insurer on such date. All such statements and representations shall be deemed to be material to the risk assumed by the Insurer, are the basis of this policy and are to be considered as incorporated into this policy.

TYPE OF POLICY APPLICATION
Investment Company Asset Protection Bond

CARRIER                          DATE  SIGNED

Chubb Group of Insurance Companies                                                                                                    June 21, 2006

ALL OTHER TERMS, CONDITIONS AND LIMITATIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

7273193

RIDER #2

This rider, effective         12:01 am   October 1, 2009                      forms a part of
Bond number 01-233-47-71
Issued to   FEDERATED INVESTORS, INC.

By National Union Fire Insurance Company of Pittsburgh, Pa.

PENNSYLVANIA AMENDATORY ENDORSEMENT

Wherever used in this endorsement: 1) "Insurer" means the insurance company which  issued this policy; and 2) "named Insured" and "Insured" mean the Named Corporation, Named Entity, Named Organization, Named Sponsor, Named Insured, or Insured stated in  the declarations page.

The following is added and supercedes any provision to the contrary:

Cancellation/Nonrenewal
Canceling a policy midterm is prohibited except if:

1)           A condition material to insurability has changed substantially;
2)           Loss of reinsurance or a substantial decrease in reinsurance has occurred;
3)           Material misrepresentation by the Insured;
4)           Policy was obtained through fraud;
5)           The Insured has failed to pay a premium when due;
6)           The Insured has requested cancellation;
7)           Material failure to comply with terms;
8)           Other reasons that the commissioner may approve.

Notice Requirements for Midterm Cancellation and Nonrenewal Notice shall be mailed by registered or first class mail by the Insurer directly to the named Insured. Written notice will be forwarded directly to the named Insured at least  sixty (60) days in advance of the termination date unless one or more of the following  exists:

1)
The Insured has made a material misrepresentation which affects the  insurability of the risk, in which case the prescribed written notice of  cancellation shall be forwarded directly to the named Insured at least fifteen  (15) days in advance of the effective date of termination.

2)
The Insured has failed to pay a premium when due, whether the premium is  payable directly to the Insurer or its agents or indirectly under a premium  finance plan or extension of credit, in which case the prescribed written notice  of cancellation shall be forwarded directly to the named insured at least  fifteen (15) days in advance of the effective date of termination.

3)	The policy was cancelled by the named Insured, in which case written notice of cancellation shall not be required and coverage shall be terminated on the date requested by the Insured. Nothing in these three sections shall restrict  the Insurer's right to rescind an insurance policy ab initio upon discovery that the policy was obtained through fraudulent statements, omissions or concealment of fact material to the acceptance of the risk or to the hazard assumed by the Insurer.

The notice shall be clearly labeled "Notice of Cancellation" or "Notice of  Nonrenewal". A midterm cancellation or nonrenewal notice shall state the specific  reasons for the cancellation or nonrenewal. The reasons shall identify the condition  or loss experience which caused the midterm cancellation or nonrenewal. The notice shall provide sufficient information or data for the Insured to correct the deficiency.

A midterm cancellation or nonrenewal notice shall state that, at the Insured's  request, the Insurer shall provide loss information to the Insured for at least three  years or the period of time during which the Insurer has provided coverage to the  Insured, whichever is less. Loss information on the Insured shall consist of the  following:

1)           Information on closed claims, including date and description of occurrence, and amount of payments, if any;

2)           Information on open claims, including date and description of occurrence, amount of payment, if any, and amount of reserves, if any;

3)           Information on notices of occurrence, including date and description of occurrence and amount of reserves, if any.

The Insured's written request for loss information must be made within ten (10)  days of the Insured's receipt of the midterm cancellation or nonrenewal notice. The  Insurer shall have thirty (30) days from the date of receipt of the Insured's written  request to provide the requested information.

Notice of Increase in Premium

The Insurer shall provide not less than thirty (30) days notice to the Insured of an increase in renewal premium.  The notice of renewal premium increase will be  mailed or delivered to the Insured's last known address. If notice is mailed, it will be by registered or first class mail.

Return of Unearned Premium

Cancellation Initiated By Insurer - Unearned premium must be returned to the  Insured not later than ten (10) business days after the effective date of termination.

Cancellation Initiated by Insured - Unearned premium must be returned to the Insured not later than thirty (30) days after the effective date of termination.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

7273193

RIDER #3

This rider, effective           12:01 am  October 1, 2009                      forms a part of
Bond number 01-233-47-71
Issued to   FEDERATED INVESTORS, INC.

By National Union Fire Insurance Company of Pittsburgh, Pa.

DROP DOWN RIDER

It is agreed that:

1.
It is a condition of the attached bond that the underlying bond(s) shall be maintained in full effect in the amount of $15,000,000 during the period of the attached bond except for any reduction in the Aggregate Limit(s) of Liability contained therein solely by payment of claims.

2.
If, by reason of the payment of any claim or claims, by Underwriters during the period of the attached bond which reduces the Aggregate Limit(s) of Liability of the underlying bond, the attached bond shall apply excess of the reduced Aggregate Limit(s) of Liability of the underlying bond.  In the event of the exhaustion of the underlying limit(s), the attached bond shall continue in force as primary insurance, and the Deductible set forth in the Schedule of the primary bond shall apply to the attached bond.

3.	However, in the event of any reinstatement of the underlying Aggregate Limit(s) of Liability, the attached bond shall apply as excess of the reinstated underlying Aggregate Limit(s) of Liability.

4.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

7273193

RIDER #4

This rider, effective            12:01 am  October 1, 2009                      forms a part of
Bond number 01-233-47-71
Issued to   FEDERATED INVESTORS, INC.

By National Union Fire Insurance Company of Pittsburgh, Pa.

CO-SURETY RIDER
It is agreed that:

1.	The term "Underwriter" as used in the attached bond shall be construed to mean, unless otherwise specified in the rider, all of the Companies executing the attached bond,

2.
Each of said companies shall be liable only for such proportion of any Single Loss under the attached bond as the amount underwritten by such Company as specified in the Schedule forming a part hereof, bears to the Aggregate Limits of Liability of the attached bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.

3.	In the absence of a request from any of said Companies to pay premium directly to it, premiums for the attached bond may be paid to the Controlling Company for the account of all said companies.

4.
In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with, the Controlling Company shall be deemed to be in compliance with the conditions of the attached bond for the giving  of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

5.
The Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the attached bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all said Companies.

6.
Any Company other than the Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the entire liability of such other Company under the attached bond or as to any Employee.

7.
In the absence of a request from any of said Companies that notice of termination or cancellation by the Insured of the attached bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety.  The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company, under the attached bond by giving notice of such termination or cancellation to such other Company, and shall send copy of such notice to the Controlling Company.

8.
In the event of the termination or cancellation of the attached bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Aggregate Limit of Liability of the attached bond.

9.
In the event of termination or cancellation of the attached bond as to any Company, such Company alone shall be liable to the insured for any return premium due the Insured on account of such termination or cancellation.  The termination or cancellation  of the attached bond as to any Company other than the Controlling Company shall not terminate or cancel or otherwise affect the liability of the other Companies under the attached bond.

Controlling Company

Underwritten for the sum of $16,666,666  part of National Union Fire Insurance $25,000,000  Single  Loss Limit of Liability/Aggregate of Pittsburgh, Pa.

By:_________________________
                   Authorized Representative
Brian O’Neill

Underwritten for the sum of $8,333,334 part of St. Paul Mercury Insurance  $25,000,000 Single Loss Limit of Liability/Aggregate Company

By ___________________________
       Authorized Representative

AUTHORIZED REPRESENTATIVE

7273193

RIDER #5

This rider, effective              12:01 am October 1, 2009                      forms a part of
Bond number 01-233-47-71
Issued to   FEDERATED INVESTORS, INC.

By National Union Fire Insurance Company of Pittsburgh, Pa.

NOTICE OF CLAIM (REPORTING BY E-MAIL)

In consideration of the premium charged, it is hereby understood and agreed as follows:
1. Email Reporting of Claims :  In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice may also be given in writing pursuant  to the policy's other terms and conditions to the Insurer by email at the following  email address:

c-claim@chartisinsurance.com

Your email must reference the policy number for this policy. The date of the  Insurer's receipt of the emailed notice shall constitute the date of notice.  In addition to Notice of Claim Reporting via email, notice may also be given to the  Insurer by mailing such notice to: c-Claim for Financial Lines, AIG Domestic Claims Inc., 175 Water Street, 9th Floor, New York, New York 10038 or faxing such notice to (866) 227-1750.

2.           Definitions : For this endorsement only, the following definitions shall apply:

(a)           "Insurer" means the "Insurer," "Underwriter" or "Company" or other name specifically ascribed in this policy as the insurance company or underwriter for  this policy.

(b)
"Notice of Claim Reporting" means "notice of claim/circumstance," "notice of loss" or other reference in the policy designated for reporting of claims, loss or occurrences or situations that may give rise or result in loss under this  policy.

(c)           "Policy" means the policy, bond or other insurance product to which this endorsement is attached.

3.           This endorsement does not apply to any Kidnap & Ransom/Extortion Coverage
Section, if any, provided by this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

RIDER #6

This rider, effective                12:01 am  October 1, 2009                      forms a part of
Bond number 01-233-47-71
Issued to   FEDERATED INVESTORS, INC.

By National Union Fire Insurance Company of Pittsburgh, Pa.

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

COVERAGE TERRITORY ENDORSEMENT

Payment of loss under this policy shall only be made in full compliance with all United  States of America economic or trade sanction laws or regulations, including, but not  limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury  Department's Office of Foreign Assets Control ("OFAC").

AUTHORIZED REPRESENTATIVE

7273193

RIDER #7

This rider, effective             12:01  October 1, 2009                      forms a part of
Bond number 01-233-47-71
Issued to   FEDERATED INVESTORS, INC.

By National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
63674	10/95	FOLLOW FORM BOND DEC
63675	10/95	FOLLOW FORM BOND GUTS
RELIANCE UPON OTHER CARRIER’S APPLICATION
52165	(5/08)	PENNSYLVANIA AMENDATORY ENDORSEMENT
MANSCPT		DROP DOWN RIDER
MANSCPT		CO-SURETY RIDER
99758	(08/08)	NOTICE OF CLAIM
89644	(07/05)	COVERAGE TERRITORY ENDORSEMENT
78859	10/01	FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

78859 (10/01)
7273193